April 9, 2013

By Edgar

Mr. John P. Nolan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Associated Banc-Corp

Form 10-K for the Year Ended December 31, 2012 (Filed February 15, 2013)

File No. 001-31343

Dear Mr. Nolan:

The response of Associated Banc-Corp (the “Corporation” or “Associated”) to the comments in the Securities and Exchange Commission (the “SEC” or “Commission”) comment letter dated March 26, 2013 (the “Comment Letter”) related to our filings on Form 10-K for the year ended December 31, 2012 (“Form 10-K”) follows. For reference purposes, the text of the Comment Letter has been reproduced below in bold followed by Associated’s response. Proposed disclosures for future filings related to our responses are included as an Appendix due to the length, utilizing strikeouts and underlining to indicate proposed revisions.

Form 10-K for the Year Ended December 31, 2012

General

1.	Noting the various discussions throughout the Form 10-K regarding your repurchase or reimbursement obligations for loans sold in the secondary market, please tell us and revise future filings to disclose your total exposure to sold loans subject to repurchase or reimbursement. Quantify the amount of loans put back to you for repurchase or reimbursement in each period presented, discuss how they were resolved (i.e., through repurchase, reimbursement or some other method) and provide a roll-forward of the related reserve.

Beginning with the Form 10-Q for the quarter ending March 31, 2013, we will revise our Commitments, Off-Balance Sheet Arrangements and Contingent Liabilities footnote to include the total exposure to sold loans subject to repurchase or reimbursement. We will also quantify the loans put back for repurchase or reimbursement by period, including how these loans were resolved, and provide a roll-forward of the related reserve.

See proposed revised disclosures attached as Appendix A.

Loans, page 44

2.	Please tell us and revise future filings to disclose the long-term proportions of the referenced loan lines to the overall portfolio. Discuss how they have changed between periods and the factors that contributed to those changes.

Beginning with the Form 10-Q for the quarter ending March 31, 2013, we will revise our Management’s Discussion and Analysis disclosures to provide the long-term targeted guidelines of the referenced loan portfolios in relation to the overall loan portfolio. The targeted long-term guidelines were unchanged during 2011 and 2012, and are expected to remain relatively unchanged going forward. Should these targeted long-term guidelines change in the future; we will disclose the details of the changes and the factors that contributed to those changes.

See proposed revised disclosures attached as Appendix B.

Securities and Exchange Commission

April 9, 2013

3.	Noting the diverse range of industries in which commercial and business loans are in, please tell us and revise future filings to specifically identify any concentrations in those industries. Consider the usefulness of identifying the industries and the related percentages of your commercial and business loans that each constitutes.

Beginning with the Form 10-Q for the quarter ending March 31, 2013, we will revise our Management’s Discussion and Analysis disclosures to specifically identify industry group holdings in excess of 5% of total loans within the commercial and business loan portfolio.

See proposed revised disclosures attached as Appendix B.

4.	Please tell us and revise future filings to provide an expanded discussion of how you monitor credit risk on home equity loans and lines of credit, particularly where you do not own the first lien, and quantify the percentage of these loans for which you do not own the underlying first mortgage.

Beginning with the Form 10-Q for the quarter ending March 31, 2013, we will expand our Management’s Discussion and Analysis disclosures to include a discussion of how we monitor credit risk on home equity loans and lines of credit, with consideration and quantification for loans and lines where we do not own the first lien position.

See proposed revised disclosures attached as Appendix B.

5.	Please tell us and revise future filings to disclose whether your home equity loans and lines of credit are amortizing or balloon loans. Provide disclosures as to when these loans begin to amortize or balloon. A tabular format by vintage may be helpful.

Beginning with the Form 10-Q for the quarter ending March 31, 2013, we will revise our Management’s Discussion and Analysis disclosures to identify amortizing versus balloon home equity loans and interest-only revolving lines of credit, including discussion and quantification of when our interest-only lines begin to require principal payments.

See proposed revised disclosures attached as Appendix B.

On behalf of Associated, and as requested in your letter, we acknowledge that:

•	Associated is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Associated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is responsive to your comments. Please feel free to contact me at 920-491-7103 if you have any questions or need further information.

Sincerely,

/s/ Philip B. Flynn

President and Chief Executive Officer

Associated Banc-Corp

Appendix A

NOTE 13 COMMITMENTS, OFF-BALANCE SHEET ARRANGEMENTS, AND CONTINGENT LIABILITIES (partial excerpt with proposed disclosure revisions as noted)

Residential mortgage loans sold to others are predominantly conventional residential first lien mortgages originated under our usual underwriting procedures, and are most often sold on a nonrecourse basis, primarily to the government-sponsored enterprises (“GSEs”). The Corporation’s agreements to sell residential mortgage loans in the normal course of business usually require certain representations and warranties on the underlying loans sold, related to credit information, loan documentation, collateral, and insurability~~, which if subsequently are untrue or breached, could require the Corporation to repurchase certain loans affected~~. Subsequent to being sold, if a material underwriting deficiency or documentation defect is discovered, the Corporation may be obligated to repurchase the loan or reimburse the GSE’s for losses incurred (collectively, “make whole requests”). The make whole requests and any related risk of loss under the representations and warranties is largely driven by borrower performance. ~~Prior to 2012, the Corporation has seen only a limited number of repurchase and loss reimbursement claims; however, similar to other banks, this activity has steadily increased during 2012, particularly during the second half of 2012. Therefore, management established a repurchase reserve in the fourth quarter of 2012 of $3 million for potential claims relating to loans previously sold.~~ As a result of make whole requests, the Corporation has repurchased loans with principal balances of $3.1 million, $1.5 million and $3.2 million and paid loss reimbursement claims of $3.8 million, $1.4 million and $1.5 million during 2012, 2011 and 2010, respectively. Make whole requests and claims had been relatively modest prior to 2012; however, similar to other banks, this activity steadily increased during 2012, particularly during the fourth quarter, and therefore, management established a repurchase reserve in the fourth quarter of 2012 of $3.3 million for potential claims on loans previously sold. Make whole requests during 2012 generally arose from loans sold during the period January 1, 2006 to December 31, 2012, which totaled $15.2 billion at the time of sale, and consisted primarily of loans sold to GSE’s. As of December 31, 2012, approximately $6.9 billion of these sold loans remain outstanding. Management will continue to monitor this activity in 2013 and its impact on the reserve. The following summarizes the changes in the mortgage repurchase reserve.

For the Year Ended December 31, 2012
Balance at beginning of year	$—
Repurchase provision expense	7,109
Charge offs	(3,809)

Balance at end of year	$3,300

The Corporation may also sell residential mortgage loans with limited recourse (limited in that the recourse period ends prior to the loan’s maturity, usually after certain time and / or loan paydown criteria have been met), whereby repurchase could be required if the loan had defined delinquency issues during the limited recourse periods. At December 31, 2012, and December 31, 2011, there were approximately $79 million and $56 million, respectively, of residential mortgage loans sold with such recourse risk. There have been minimal instances of repurchase for recourse under the limited recourse criteria.

A-1

Appendix B

Loans (partial excerpt with proposed disclosure revisions as noted)

Total loans were $15.4 billion at December 31, 2012, an increase of $1.4 billion or 10% from December 31, 2011. Commercial loans were $9.3 billion, up $1.3 billion (17%) to represent 61% of total loans at the end of 2012, compared to 57% at year-end 2011. Retail loans were $2.7 billion, down $376 million (12%) and represented 17% of total loans compared to 22% at December 31, 2011, while residential mortgage loans increased $426 million (14%) to represent 22% of total loans at December 31, 2012 and 21% at December 31, 2011.

The Corporation has long-term guidelines relative to the proportion of Retail, Commercial and Industrial, and Commercial Real Estate loans within the overall loan portfolio, with each targeted to represent 30-40% of the overall loan portfolio. The targeted long-term guidelines were unchanged during 2011 and 2012. Furthermore, certain sub-asset classes within the respective portfolios were further defined and dollar limitations were placed on these sub-portfolios. These guidelines and limits ~~have subsequently been, and~~ are ~~will continue to be~~ reviewed quarterly and approved annually by the Enterprise Risk Committee of the Corporation’s Board of Directors. These guidelines and limits are designed to create balance and diversification within the loan portfolios.

The commercial and business lending portfolio, which consists of commercial and business loans and owner occupied commercial real estate loans, was $5.8 billion at the end of 2012, up $916 million (19%) since year-end 2011, and comprised 38% of total loans outstanding at year-end 2012 compared to 35% at year-end 2011. The commercial and business lending classification primarily includes commercial loans to middle market companies and small businesses. ~~Loans of this type are in a diverse range of industries.~~ At December 31, 2012, the largest industry groups within the commercial and business loan category included the manufacturing sector and the finance and insurance sector (approximately 70% of which is attributable to mortgage warehouse lending), which represented 7% and 5%, respectively, of total loans and 20% and 12%, respectively, of the total commercial and business loan portfolio. The remaining portfolio is spread over a diverse range of industries, none of which exceed 5% of total loans. The credit risk related to commercial loans is largely influenced by general economic conditions and the resulting impact on a borrower’s operations or on the value of underlying collateral, if any. Within the commercial and business lending category, commercial and industrial loans were $4.5 billion, an increase of $777 million (21%) from December 31, 2011, and represented 29% of total loans, compared to 27% for the prior year-end. Commercial real estate owner occupied totaled $1.2 billion at December 31, 2012, up $133 million (12%) from December 31, 2011, and comprised 8% of total loans, unchanged from 8% of total loans for year-end 2011. The Corporation formed the Specialized Financial Services Group during the second half of 2010 to capitalize on opportunities in several targeted industry segments within its existing portfolios (e.g., insurance, mortgage warehouse, public funds, healthcare, financial institutions) and to expand into several new industry segments (power, oil and gas). During 2012, mortgage warehouse loans increased $167 million to $508 million of loans outstanding, while the newer industry segments combined (power, oil and gas) increased $308 million to $604 million of loans outstanding.

The commercial real estate lending portfolio, which consists of investor commercial real estate and construction loans, totaled $3.6 billion at December 31, 2012, up $414 million (13%) from December 31, 2011, and comprised 23% of total loans, compared to 22% of total loans at year-end 2011. During 2012, the Corporation committed resources to grow this business, including investments to expand into new markets (Cincinnati, Indianapolis, and Detroit). Within the commercial real estate lending portfolio, commercial real estate lending to investors totaled $2.9 billion at December 31, 2012, up $343 million (13%) from December 31, 2011, and comprised 19% of total loans, compared to 18% of total loans at year-end 2011. Commercial real estate primarily includes commercial-based loans to investors that are secured by commercial income properties or multifamily projects. Commercial real estate loans are typically intermediate to long-term financings. Loans of this type are mainly secured by commercial income properties or multifamily projects. Credit risk is managed in a similar manner to commercial and industrial loans and real estate construction by employing sound underwriting guidelines, lending primarily to borrowers in local markets and businesses, periodically evaluating the underlying collateral, and formally reviewing the borrower’s financial soundness and relationship on an ongoing basis. Real estate construction loans were up $71 million (12%) to $655 million, representing 4% of the total loan portfolio at the end of both 2012 and 2011. Loans in this classification are primarily short-term or interim loans that provide financing for the acquisition or development of commercial income properties, multifamily projects or residential development, both single family and condominium. Real estate construction loans are made to developers and project managers who are generally well known to the Corporation, and have prior successful project experience. The credit risk associated with real estate construction loans is generally confined to specific geographic areas but is also influenced by general economic conditions. The Corporation controls the credit risk on these types of loans by making loans in familiar markets to developers, underwriting the loans to meet the requirements of institutional investors in the secondary market, reviewing the merits of individual projects, controlling loan structure, and monitoring project progress and construction advances.

The Corporation’s current lending standards for commercial real estate and real estate construction lending are determined by property type and specifically address many criteria, including: maximum loan amounts, maximum LTV, requirements for pre-leasing and / or

B-1

presales, minimum borrower equity, and maximum loan to cost. Currently, the maximum standard for LTV is 80%, with lower limits established for certain higher risk types, such as raw land which has a 50% LTV maximum. The Corporation’s LTV guidelines are in compliance with regulatory supervisory limits. In most cases, for real estate construction loans, the loan amounts include interest reserves, which are built into the loans and sized to fund loan payments through construction and lease up and / or sell out.

Retail loans totaled $2.7 billion at December 31, 2012, down $376 million (12%) compared to 2011, and represented 17% of the 2012 year-end loan portfolio versus 22% at year-end 2011. Loans in this classification include home equity and installment loans. Home equity totaled $2.2 billion at December 31, 2012 down $285 million (11%) compared to 2011, and consists of home equity lines, as well as home equity loans, approximately half of which are first lien positions. Loans and lines in a junior position at December 31, 2012 included approximately 37% for which the Corporation also owned or serviced the related first lien loan and approximately 63% where the Corporation did not service the related first lien loan.

The Corporation’s credit risk monitoring guidelines for home equity is based on an ongoing review of loan delinquency status, as well as a semi-annual review of FICO score deterioration and property devaluation. The Corporation does not routinely obtain appraisals on performing loans to update loan-to-value (“LTV”) ratios after origination; however, the Corporation monitors the local housing markets by reviewing the various home price indices and incorporates the impact of the changing market conditions in its ongoing credit monitoring process. For second lien home equity loans, the Corporation is unable to track the performance of the first lien loan if it does not own or service the first lien loan. However, the Corporation obtains a refreshed FICO score on a semi-annual basis and monitors this as part of its assessment of the home equity portfolio.

The Corporation’s underwriting and risk-based pricing guidelines for home equity lines and loans consist of a combination of both borrower FICO and the original loan-to-value (“LTV”) of the property securing the loan. Currently, for home equity products, the maximum acceptable LTV is 90% for customers with FICO scores exceeding 760. The average FICO score for new home equity production in 2012 was 780 versus 783 in 2011. Home equity loans generally have a 20 year term and are fixed rate with principal and interest payments required. Home equity lines are variable rate, interest only lines of credit which do not require the payment of principal during the initial revolving period, after which principal payments are required. Based upon outstanding balances at December 31, 2012, the following table presents the periods when home equity lines of credit revolving periods are scheduled to end.

Home Equity Lines of Credit – Revolving Period End Dates	$ in Thousands
Less than 1 year	$3,772
1 – 3 years	4,695
3 – 5 years	4,827
5 – 10 years	106,944
Over 10 years	815,827

Total	$936,065

~~while i~~Installment loans totaled $467 million at December 31, 2012 down $91 million (16%) compared to 2011, and consist of educational loans, as well as short-term and other personal installment loans. The Corporation had $374 million and $448 million of education loans at December 31, 2012 and 2011, respectively, the majority of which are government guaranteed. Credit risk for these types of loans is generally influenced by general economic conditions, the characteristics of individual borrowers, and the nature of the loan collateral. Risks of loss are generally on smaller average balances per loan spread over many borrowers. Once charged off, there is usually less opportunity for recovery on these smaller retail loans. Credit risk is primarily controlled by reviewing the creditworthiness of the borrowers, monitoring payment histories, and taking appropriate collateral and guaranty positions.

Residential mortgage loans totaled $3.4 billion at the end of 2012, up $426 million (14%) from the prior year and comprised 22% of total loans outstanding at December 31, 2012 and 21% at December 31, 2011. Residential mortgage loans include conventional first lien home mortgages and the Corporation generally limits the maximum loan to 80% of collateral value without credit enhancement (e.g. PMI insurance). As part of management’s historical practice of originating and servicing residential mortgage loans, nearly all of the Corporation’s 30-year, fixed-rate residential real estate mortgage loans are sold in the secondary market with servicing rights retained. During the second half of 2010, the Corporation made a decision to retain a portion of its 15-year and under, fixed-rate residential real estate mortgages in its loan portfolio. At December 31, 2012, the residential mortgage portfolio was comprised of $1.3 billion of fixed-rate residential real estate mortgages and $2.1 billion of variable-rate residential real estate mortgages, compared to $1.1 billion of fixed-rate mortgages and $1.9 billion variable-rate mortgages at December 31, 2011.

The Corporation’s underwriting and risk-based pricing guidelines for residential mortgage ~~consumer-related real estate~~ loans consist of a combination of both borrower FICO ~~(credit score)~~ and the loan-to-value (“LTV”) of the property securing the loan. ~~Currently, for home equity products, the maximum acceptable LTV is 85% for customers with FICO scores exceeding 710. The average FICO score for new home equity production in 2012 was 780 versus 783 in 2011.~~ Residential mortgage products generally are ~~continue to be~~ underwritten using FHLMC and FNMA secondary marketing guidelines.

B-2

Factors that are important to managing overall credit quality are sound loan underwriting and administration, systematic monitoring of existing loans and commitments, effective loan review on an ongoing basis, early identification of potential problems, and appropriate allowance for loan losses, nonaccrual and charge off policies.

An active credit risk management process is used for commercial loans to further ensure that sound and consistent credit decisions are made. Credit risk is controlled by detailed underwriting procedures, comprehensive loan administration, and periodic review of borrowers’ outstanding loans and commitments. Borrower relationships are formally reviewed and graded on an ongoing basis for early identification of potential problems. Further analyses by customer, industry, and geographic location are performed to monitor trends, financial performance, and concentrations.

The loan portfolio is widely diversified by types of borrowers, industry groups, and market areas within our core footprint. Significant loan concentrations are considered to exist for a financial institution when there are amounts loaned to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 2012, no significant concentrations existed in the Corporation’s portfolio in excess of 10% of total loans.

B-3